Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of SportsMap Tech Acquisition Corp. on Form S-1 of our report dated July 22, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of SportsMap Tech Acquisition Corp. as of June 23, 2021 and for the period from May 14, 2021 (inception) through June 23, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 30, 2021